Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended June 30,				Six Months Ended June 30,
	2014		2013		2014		2013
Earnings:
Income (loss) before income taxes	$128.4		$46.4		$171.4		$78.7
Adjustments:
Undistributed (income) loss of less than 50% owned investments	(0.1)		(0.7)		0.2		(1.8)
Fixed charges	40.5		45.4		79.5		87.5
Earnings	$168.8		$91.1		$251.1		$164.4
Fixed charges:
Interest expense, including debt discount amortization	$31.7		$31.4		$62.1		$64.8
Amortization/writeoff of debt issuance costs	2.1		7.3		4.2		9.5
Portion of rental expense representative of interest factor (assumed to be 33%)	6.7		6.7		13.2		13.2
Fixed charges	$40.5		$45.4		$79.5		$87.5
Ratio of earnings to fixed charges	4.2	x	2.0	x	3.2	x	1.9	x
Amount of earnings deficiency for coverage of fixed charges	$—		$—		$—		$—